1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2008.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date November 10, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited* (A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

PROPOSAL FOR
GENERAL MANDATE TO REPURCHASE H SHARES
AND
NOTICES OF EXTRAORDINARY GENERAL MEETING AND
CLASS MEETINGS

Notices convening the EGM, the A Shareholders' Class Meeting and the H Shareholders' Class Meeting to be held at the Company's conference room, 29th Floor, at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Monday, 29 December 2008 at 9:00 a.m., 9:30 a.m. and 9:45 a.m., respectively, are set out on pages 10 to 22 of this circular.

Reply slips and forms of proxy for use at the said meetings are enclosed and are also published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk). Shareholders who intend to attend the respective meetings shall complete and return the reply slip in accordance with the instructions printed thereon before Tuesday, 9 December 2008. Shareholders who intend to appoint a proxy to attend the meetings are requested to complete the proxy form in accordance with the instructions printed thereon. In the case of H Shares, the proxy form shall be lodged with the registrar of H Shares of the Company, Hong Kong Registrars Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, and in the case of A Shares, the proxy form shall be lodged at the Office of the Secretary to the Board at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082 as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the relevant meeting or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the meeting(s) or any adjournment if you so wish.

10 November 2008

* For identification purpose only.

CONTENTS

Page

Definitions. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

ii

Letter from the Board. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

Appendix - Explanatory Statement. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	6

Notice of 2008 Third Extraordinary General Meeting. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	10

Notice of 2008 First Class Meeting of the Holders of A Shares. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	15

Notice of 2008 First Class Meeting of the Holders of H Shares. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	19

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic shares issued by the Company to domestic investors and denominated in Renminbi and which are listed on the Shanghai Stock Exchange;

"A Shareholders"	holders of A Shares;

"A Shareholders' Class Meeting"

the 2008 first class meeting of the A Shareholders to be held at the Company's conference room, 29th Floor, at No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on 29 December 2008 at 9:30 a.m. to approve the Repurchase Mandate;

"ADS(s)"	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;

"Articles of Association"	the articles of association of the Company;

"Board"	the board of directors of the Company;

"Chinalco"

Aluminum Corporation of China , a state-owned enterprise and the controlling Shareholder directly holding approximately 38.56% issued Shares of the Company (not including the Shares indirectly held by Chinalco through its subsidiaries);

"Company"

Aluminum Corporation of China Limited , a joint stock limited company established in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"Company Law"	the Company Law of the PRC;

"CSRC"	China Securities Regulatory Commission;

"Director(s)"	the director(s) of the Company;

"EGM"

the 2008 third extraordinary general meeting of the Company to be held at the Company's conference room, 29th Floor, at No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on 29 December 2008 at 9:00 a.m. to approve, inter alia, the Repurchase Mandate;

"Group"	the Company and its subsidiaries;

- ii -

DEFINITIONS

"H Share(s)"

the overseas listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s);

"H Shareholders"	holders of H Shares;

"H Shareholders' Class Meeting"

the 2008 first class meeting of the H Shareholders to be held at the Company's conference room, 29th Floor, at No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on 29 December 2008 at 9:45 a.m. to approve the Repurchase Mandate;

"HK$" or "HK dollars"	Hong Kong dollars, the lawful currency of Hong Kong;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Latest Practicable Date"	5 November 2008, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication;

"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

"Mandatory Provisions"	The Mandatory Provisions for the Articles of Association of Companies Seeking a Listing outside the PRC;

"PRC"	The People's Republic of China which, for the purposes of this circular, excludes Hong Kong, the Macau Special Administrative Region of the PRC and the Taiwan region;

"Repurchase Mandate"

subject to the conditions set out in the proposed resolution approving the Repurchase Mandate at the EGM, A Shareholders' Class Meeting and H Shareholders' Class Meeting, the general mandate to exercise the power of the Company to repurchase H Shares with an aggregate nominal value not exceeding 10% of the aggregate nominal value of H Shares in issue as at the date of the said resolution;

"RMB"	Renminbi, the lawful currency of the PRC;

"SAFE"	State Administration of Foreign Exchange of the PRC;

"Shareholder(s)"	A Shareholders and H Shareholders;

- iii -

DEFINITIONS

"Shares"	A Shares and H Shares;

"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers and Share Repurchases;

"%"	per cent.

- iv -

LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Executive Directors:	Registered office:
Mr. Xiao Yaqing	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Chen Jihua	Beijing
Mr. Liu Xiangmin	The People's Republic of China
Postal code: 100082
Non-executive Director:
Mr. Shi Chungui	Principal place of business:
No. 62 North Xizhimen Street
Independent non-executive Directors:	Haidian District
Mr. Kang Yi	Beijing
Mr. Zhang Zhuoyuan	The People's Republic of China
Mr. Wang Mengkui	Postal code: 100082
Mr. Zhu Demiao
Principal place of business in Hong Kong:
Unit 3103, 31st Floor,
Office Tower, Convention Plaza
1 Harbour Road, Wanchai
Hong Kong

10 November 2008

To the Shareholders

Dear Sir or Madam,

PROPOSAL FOR
GENERAL MANDATE TO REPURCHASE H SHARES

INTRODUCTION

The purpose of this circular is to provide you with information relating to the special resolutions to be proposed at the EGM, A Shareholders' Class Meeting and H Shareholders' Class Meeting to grant the Directors the Repurchase Mandate.

* For identification purpose only.

- 1 -

LETTER FROM THE BOARD

GENERAL MANDATE TO REPURCHASE H SHARES

The Company Law (to which the Company is subject) provides that a joint stock limited company incorporated in the PRC may not repurchase its shares unless such repurchase is effected for the purpose of (a) reducing its registered share capital; (b) in connection with a merger between itself and another entity that holds its shares; (c) granting shares as reward to the staff of the company; or (d) the repurchase is made at the request of its shareholders who disagrees with shareholders' resolutions in connection with a merger or division. The Mandatory Provisions, which the Company has incorporated in its Articles of Association, provides that subject to obtaining the approval of the relevant regulatory authorities and compliance with its articles of association, share repurchases may be effected by a joint stock limited company listed outside the PRC for the purpose of reducing its share capital or in connection with a merger between itself and another entity that holds its shares or in circumstances permitted by law or administrative regulations.

The Listing Rules permit shareholders of a PRC joint stock limited company to grant a general mandate to the Directors to repurchase H shares of such company that are listed on the Hong Kong Stock Exchange. Such mandate is required to be given by way of a special resolution passed by shareholders in general meeting and special resolutions passed by holders of domestic shares and overseas listed foreign shares in separate meetings.

As H Shares are traded on the Hong Kong Stock Exchange in Hong Kong dollars and the price payable by the Company upon any repurchase of H Shares will, therefore, be paid in Hong Kong dollars, the approval of the Beijing Administrative Office of SAFE is required. Besides, the Company shall file with the CSRC 15 working days after the Company has repurchased its Shares.

In accordance with the requirements of Article 28 of the Articles of Association applicable to capital reduction, the Company will have to notify its creditors of the passing of the resolution for the reduction of the registered capital of the Company within 10 days after the passing of such resolution and also by way of the publication on a newspaper within 30 days after the passing of the resolution. Creditors then have a period of up to 30 days after the Company's written notification or if no such notification has been received, up to 45 days after the publication of the press announcement to require the Company to repay amounts due to them or to provide guarantees in respect of such amounts.

Accordingly, approval is being sought from the Shareholders for a conditional general mandate to repurchase H Shares in issue. In accordance with the legal and regulatory requirements described above, the Directors will convene the EGM, the A Shareholders' Class Meeting and the H Shareholders' Class Meeting. At each of such meeting, a special resolution will be proposed to grant to the Directors a conditional general mandate to purchase H Shares in issue on the Hong Kong Stock Exchange with an aggregate nominal value not exceeding 10% of the aggregate nominal value of H Shares in issue of the Company as at the date of the passing of such resolution. The Repurchase Mandate will be conditional upon (a) the special resolution approving the grant of the Repurchase Mandate being approved at each of the EGM, the A Shareholders' Class Meeting and the H Shareholders' Class Meeting; (b) the approvals of the SAFE and/or any other regulatory authorities (if applicable) as required by the laws, rules and regulations of the PRC being obtained; and (c) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure under Article 28 of the Articles of Association as described above. If the Company determines to repay any amount to any of its creditors in circumstances described under condition (c), it expects to do so out of its internal resources. If the conditions are not fulfilled, the Repurchase Mandate will not be exercisable by the Directors.

- 2 -

LETTER FROM THE BOARD

The Repurchase Mandate would expire on the earlier of (a) the conclusion of the next annual general meeting of the Company following the passing of the relevant special resolution at the EGM, A Shareholders' Class Meeting and H Shareholders' Class Meeting; (b) the expiration of a period of twelve months following the passing of the relevant special resolution at the EGM, A Shareholders' Class Meeting and H Shareholders' Class Meeting; or (c) the date on which the authority conferred by the relevant special resolution is revoked or varied by a special resolution of the Shareholders at a general meeting or by H Shareholders or A Shareholders at their respective class meetings.

A special resolution will be proposed at the EGM, A Shareholders' Class Meeting and H Shareholders' Class Meeting to grant to the Directors the Repurchase Mandate, details of which are set out in the notice of the EGM, the notice of A Shareholders' Class Meeting and the notice of the H Shareholders' Class Meeting. The H Shares which may be repurchased pursuant to the Repurchase Mandate shall not exceed 10% of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of the resolutions approving the Repurchase Mandate.

An explanatory statement giving certain information regarding the Repurchase Mandate is set out in the Appendix to this circular.

EGM, H SHAREHOLDERS' CLASS MEETING AND A SHAREHOLDERS' CLASS MEETING

The notices convening the EGM, A Shareholders' Class Meeting and H Shareholders' Class Meeting at which the resolutions mentioned above will be proposed are set out on pages 10 to 22 of this circular.

Special resolutions are proposed to the Shareholders at the EGM, A Shareholders' Class Meeting and H Shareholders' Class Meeting to consider and, if thought fit, for granting to the Directors the Repurchase Mandate. A form of proxy for use at each of the EGM, A Shareholders' Class Meeting and H Shareholders' Class Meeting is enclosed. Whether or not you are able to attend the meetings in person, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon. In case of H Shares, the proxy form shall be lodged with the Company's branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 46/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong; and in case of A Shares, the proxy form shall be lodged at the Office of the Secretary to the Board at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082 as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the relevant meeting or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the meeting(s) or any adjournment if you so wish.

- 3 -

LETTER FROM THE BOARD

CLOSURE OF H SHARE REGISTER OF MEMBERS OF THE COMPANY

The H Share register of members of the Company will be closed from Saturday, 29 November 2008 to Monday, 29 December 2008, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company at 4:30 p.m. on Friday, 28 November 2008 are entitled to attend and vote at the EGM and the H Shareholders' Class Meeting after completing the registration procedures for attending the meetings. In order for holders of H Shares to be qualified for attendance at the EGM and the H Shareholders' Class Meeting, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 28 November 2008 for registration.

PROCEDURES FOR DEMANDING A POLL

Pursuant to Articles 79 to 81 of the Articles of Association, a poll may be demanded at a general meeting, before or after a vote is carried out by a show of hands:

(a)	by the chairman of the meeting;

(b)	by at least two Shareholders present in person or by proxy entitled to vote at the meeting; or

(c)	by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

RECOMMENDATION

The Directors consider that the granting of the Repurchase Mandate mentioned above are in the best interests of the Company and its Shareholders and accordingly recommend that all Shareholders, A Shareholders and H Shareholders should vote in favour of all the aforesaid resolutions to be proposed at EGM, A Shareholders' Class Meeting and H Shareholders' Class Meeting (as the case may be).

- 4 -

LETTER FROM THE BOARD

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

By order of the Board of Directors of
Aluminum Corporation of China Limited*
Xiao Yaqing
Chairman

- 5 -

APPENDIX	EXPLANATORY STATEMENT

In accordance with the Listing Rules, this appendix serves as the explanatory statement to provide you with requisite information reasonably necessary to enable you to make an informed decision on whether to vote for or against the special resolution to be proposed at the EGM, the A Shareholders' Class Meeting and the H Shareholders' Class Meeting for the grant of the Repurchase Mandate to the Directors.

SECURITIES REPURCHASE MANDATE

Reasons for Repurchase H Shares

The Directors believe that the flexibility afforded by the Repurchase Mandate would be beneficial to and in the best interest of the Company and its Shareholders. Such repurchases may, depending on market conditions and funding arrangements at such time, lead to an enhancement of the net asset value per share and/or earnings per share of the Company. Such repurchases will only be made when the Directors believe that such repurchases will benefit the Company and its Shareholders.

Registered Capital

As at the Latest Practicable Date, the registered capital of the Company was RMB13,524,487,892 comprising 3,943,965,968 H Shares of RMB1.00 each and 9,580,521,924 A Shares of RMB1.00 each.

Exercise of the Repurchase Mandate

Subject to the passing of the special resolution set out in the notice of EGM, the special resolution approving the grant to the Directors of the Repurchase Mandate in the A Shareholders' Class Meeting and H Shareholders' Class Meeting respectively, the Directors will be granted the Repurchase Mandate until the end of the Relevant Period (as defined in the special resolution in the notice of the EGM, special resolution in the notice of A Shareholders' Class Meeting and special resolution in the notice of the H Shareholders' Class Meeting). The exercise of the Repurchase Mandate is subject to the approval(s) of the SAFE and/or any other regulatory authorities as required by the laws, rules and regulations of the PRC being obtained and to the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure under Article 28 of the Articles of Association.

The exercise in full of the Repurchase Mandate (on the basis of 3,943,965,968 H Shares in issue as at the Latest Practicable Date and no H Shares will be allotted and issued or repurchased by the Company on or prior to the date of the EGM, the A Shareholders' Class Meeting and H Shareholders' Class Meeting) would result in a maximum of 394,396,596 H Shares being repurchased by the Company during the Relevant Period, being the maximum of 10% of the total H Shares in issue as at the date of passing the relevant resolution.

- 6 -

APPENDIX	EXPLANATORY STATEMENT

Funding of Repurchases

In repurchasing its H Shares, the Company intends to apply funds from the Company's internal resources (which may include surplus funds and retained profits) legally available for such purpose in accordance with the Articles of Association and the applicable laws, rules and regulations of the PRC.

The Company is empowered by its Articles of Association to purchase its H Shares. Any repurchases by the Company may only be made out of either the funds of the Company that would otherwise be available for dividend or distribution or out of the proceeds of a new issue of shares made for such purpose. Under PRC laws, H Shares so repurchased will be treated as cancelled and the Company's registered capital will be reduced by an amount equivalent to the aggregate nominal value of the H Shares so cancelled. The Company may not purchase securities on the Hong Kong Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Hong Kong Stock Exchange from time to time.

GENERAL

The Directors consider that there would not be a material adverse impact on the working capital and on the gearing position of the Company in the event that the Repurchase Mandate is to be exercised in full at any time during the proposed repurchase period (as compared with the position disclosed in the latest published audited accounts contained in the annual report of the Company for the year ended 31 December 2007). However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company. The number of H Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time after considering the circumstances then prevailing, in the best interests of the Company.

The Directors have undertaken to the Hong Kong Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make purchases under the Repurchase Mandate in accordance with the Listing Rules, the Articles of Association and the applicable laws, rules and regulations of the PRC.

- 7 -

APPENDIX	EXPLANATORY STATEMENT

H SHARES PRICES

The highest and lowest prices at which the H Shares have been traded on the Hong Kong Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

	Highest	Lowest
	HK$	HK$

2007
November	22.5	15.38
December	19.18	14.66

2008
January	15.8	9.8
February	16.5	11.04
March	15.44	10.42
April	14.58	11.72
May	14.88	12.16
June	14.06	8.72
July	9.56	7.77
August	7.88	6.1
September	7.19	4.34
October	4.89	1.9
November (up to the Latest Practicable Date)	3.37	2.74

H SHARE PURCHASED BY THE COMPANY

No purchase of H Shares has been made by the Company in the previous six months preceding the Latest Practicable Date (whether on the Hong Kong Stock Exchange or otherwise).

- 8 -

APPENDIX	EXPLANATORY STATEMENT

DISCLOSURE OF INTERESTS

If as a result of a share repurchase by the Company, a substantial shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. Accordingly, a shareholder, or group of shareholders acting in concert, could obtain or consolidate control of the Company or become obligated to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Chinalco, whose interest in the Company is notifiable under Part XV (Disclosure of Interests) of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), held directly or indirectly approximately 41.82% of the Company's total registered capital. In the event that the Directors exercised in full the power to repurchase H Shares in accordance with the terms of the Repurchase Mandate proposed at the EGM, A Shareholders' Class Meeting and H Shareholders' Class Meeting, the total interests of Chinalco in the total registered capital of the Company would be increased to approximately 43.08%. The Directors are not aware of any consequences which will arise under the Takeovers Code and/or any similar applicable law, as a result of any purchases to be made under the Repurchase Mandate. Moreover, the Directors will not make share repurchase on the Hong Kong Stock Exchange if such repurchase would result in the requirements under Rule 8.08 of the Listing Rules not being complied with.

None of the Directors nor, to the best of their knowledge, having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) presently intends to sell H Shares to the Company under the Repurchase Mandate in the event that the Repurchase Mandate is approved by the Shareholders and the conditions to which the Repurchase Mandate is subject to are fulfilled.

The Company has not been notified by any connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any H Shares to the Company, or that they have undertaken not to sell any H Shares held by them to the Company in the event that the Repurchase Mandate is approved by its Shareholders and the conditions to which the Repurchase Mandate is subject are fulfilled.

- 9 -

NOTICE OF 2008 THIRD EXTRAORDINARY GENERAL MEETING

Aluminum Corporation of China Limited* (A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

NOTICE OF 2008 THIRD EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of Aluminum Corporation of China Limited (the "Company") will be held at the Company's conference room, 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Monday, 29 December 2008 at 9:00 a.m. for the purpose of considering, and if thought fit, passing with or without modifications, the following resolutions.

ORDINARY RESOLUTIONS

"THAT:

1.

the revisions of the annual caps for the existing non-exempt continuing connected transactions with Chinalco under the Provision of Engineering, Construction and Supervisory Services Agreement dated 5 November 2001, as extended by two extension agreements dated 28 June 2004 and 26 December 2006 respectively, to RMB11,000 million and RMB12,200 million for each of the two financial years ending 31 December 2009 be and are hereby approved;

2.

the new continuing connected transactions with Xinan Aluminum and the setting of the annual caps in relation to the sales of products to Xinan Aluminum at RMB9,000 million and RMB7,000 million and in relation to the purchase of products and services from Xinan Aluminum at RMB4,600 million and RMB4,000 million for each of the two financial years ending 31 December 2009 be and are hereby approved;

3.	the entering into by the Company of the Mutual Provision of Products and Services Framework Agreement with Xinan Aluminum be and is hereby approved;

4.

the board of directors of the Company be and is hereby authorized to do all such further acts and things and execute such further documents and take all such steps which in its opinion may be necessary, desirable and expedient to implement and/or give effect to the resolutions 1 and 3 above; and

* For identification purpose only.

- 10 -

NOTICE OF 2008 THIRD EXTRAORDINARY GENERAL MEETING

SPECIAL RESOLUTION

5.

To consider and approve the "Resolution to grant the board of directors of the Company a general mandate to repurchase H shares of the Company", which is a general mandate to authorise the board of directors to repurchase the H shares of the Company (including but not limited to authorising the board of directors to decide on the time, quantity and price of repurchase, to set up overseas stock accounts and to process the respective foreign exchange registration procedures, to inform creditors and to make announcement, to attend to filing with the China Securities Regulatory Commission, to cancel the repurchased shares, to amend articles of association and to process the respective registration and to execute and to deal with other documents and matters in relation to repurchase of shares) with an aggregate number not exceeding 10% of the aggregate number of H Shares in issue as at the date of the resolution passed in the general meetings. The mandate is valid from the date of passing of this resolution in the 2008 Third Extraordinary General Meeting, 2008 First Class Meeting of Holders of A Shares and 2008 First Class Meeting of Holders of H Shares (whichever is later) to the conclusion of 2008 Annual General Meeting of the Company to be held in 2009. The special resolution is as follows:

To authorize the board ("Board") of directors of the Company to repurchase H Shares of the Company (the "H Shares") subject to the following conditions:

(a)

subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (d) below) during which the Board may exercise all the powers of the Company to repurchase H Shares in issue of the Company on the Stock Exchange of Hong Kong Limited (the "Stock Exchange"), subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the People's Republic of China (the "PRC"), the Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)

the aggregate nominal value of H Shares authorized to be repurchased pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 percent of the aggregate nominal value of H Shares in issue of the Company as at the date of the passing of this resolution;

(c)	the approval in paragraph (a) above shall be conditional upon:

(i)

the passing of a special resolution in the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at the class meeting for holders of H Shares of the Company to be held on 29 December 2008 (or on such adjourned date as may be applicable); and the class meeting for holders of A Shares of the Company to be held on 29 December 2008 (or on such adjourned date as may be applicable);

(ii)

the approval of the State Administration of Foreign Exchange of the PRC and/or any other regulatory authorities as may be required by the laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

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NOTICE OF 2008 THIRD EXTRAORDINARY GENERAL MEETING

(iii)

the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in Article 28 of the Articles of Association of the Company;

(d)	for the purpose of this special resolution, "Relevant Period" means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a period of twelve months following the passing of this special resolution; or

(iii)

the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the members of the Company in any general meeting or by a special resolution of holders of H Shares or holders of A Shares of the Company at their respective class meetings; and

(e)	subject to approval of all relevant governmental authorities in the PRC for the repurchase of such H Shares being granted, the Board be hereby authorised to:

(i)

cancel the H Shares so repurchased upon the repurchase of H Shares as contemplated in paragraph (a) above, and to take such action and execute such documents as the Board deems desirable or necessary in relation to the repurchase of H Shares in accordance with the applicable laws, rules and regulations;

(ii)

make such amendments to the Articles of Association of the Company as it thinks fit so as to reduce the registered capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares as contemplated in paragraph (a) above;

(iii)	file the amended Articles of Association of the Company with the relevant governmental authorities of the PRC; and

(iv)

file a report with the China Securities Regulatory Commission after the Company has repurchased its H Shares as contemplated in paragraph (a) above in accordance with the applicable laws, rules and regulations."

By order of the Board of Directors of
Aluminum Corporation of China Limited*
Xiao Yaqing
Chairman

10 November 2008
Beijing, the PRC

- 12 -

NOTICE OF 2008 THIRD EXTRAORDINARY GENERAL MEETING

Notes:

(a)

The H Share register of members of the Company will be closed from Saturday, 29 November 2008 to Monday, 29 December 2008, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company on Friday, 28 November 2008 at 4:30 p.m. are entitled to attend this meeting. In order for holders of H Shares to be qualified for attendance at the EGM, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on 28 November 2008 for registration.

(b)

Holders of A Shares or H Shares, who intend to attend the EGM, must complete the reply slips for attending the EGM and return them to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the EGM, i.e., no later than Tuesday, 9 December 2008.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street,
Haidian District, Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8103
Fax: (8610) 8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint, in writing, one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. A proxy of a holder of H Shares who has appointed more than one proxy may only vote on a poll.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such document to be valid.

- 13 -

NOTICE OF 2008 THIRD EXTRAORDINARY GENERAL MEETING

(f)

Each holder of A Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the EGM, and Notes (c) to (d) also apply to holders of A Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the EGM or any adjournment, thereof in order for such documents to be valid.

(g)

If a proxy attends the EGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the EGM, such representative should produce his/ her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(h)	Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

- 14 -

NOTICE OF 2008 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

Aluminum Corporation of China Limited* (A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

NOTICE OF 2008 FIRST CLASS MEETING OF
THE HOLDERS OF A SHARES

NOTICE IS HEREBY GIVEN that a class meeting of the holders of A shares of the Company (the "A Shareholders Class Meeting") will be held at the Company's conference room, 29th Floor, at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China (the "PRC") on Monday, 29 December 2008 at 9:30 a.m. (or immediately after the conclusion or adjournment of the extraordinary general meeting of the holders of A shares of the Company and holders of H Shares of the Company, which will be held at the same place and date) for the purpose of considering and, if thought fit, passing the following resolution:

SPECIAL RESOLUTION

"To consider and approve the "Resolution to grant the board of directors of the Company a general mandate to repurchase H shares of the Company". For details, please refer to the special resolution of the 2008 Third Extraordinary General Meeting. The special resolution is as follows:

To authorize the board of directors of the Company (the "Board") to repurchase H Shares of the Company (the "H Shares") subject to the following conditions:

(a)

subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (d) below) during which the Board may exercise all the powers of the Company to repurchase H Shares in issue of the Company on the Stock Exchange of Hong Kong Limited (the "Stock Exchange"), subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the People's Republic of China, the Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)

the aggregate nominal value of H Shares authorized to be repurchased pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 percent of the aggregate nominal value of H Shares in issue of the Company as at the date of the passing of this resolution;

* For identification purpose only.

- 15 -

NOTICE OF 2008 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

(c)	the approval in paragraph (a) above shall be conditional upon:

(i)

the passing of a special resolution in the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at the extraordinary general meeting for holders of Shares of the Company to be held on 29 December 2008 (or on such adjourned date as may be applicable); and the class meeting for holders of H Shares of the Company to be held on 29 December 2008 (or on such adjourned date as may be applicable);

(ii)

the approval of the State Administration of Foreign Exchange of the PRC and/or any other regulatory authorities as may be required by the laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)

the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in Article 28 of the Articles of Association of the Company;

(d)	for the purpose of this special resolution, "Relevant Period" means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a period of twelve months following the passing of this special resolution; or

(iii)

the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the members of the Company in any general meeting or by a special resolution of holders of H Shares or holders of A Shares of the Company at their respective class meetings; and

- 16 -

NOTICE OF 2008 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

(e) subject to approval of all relevant governmental authorities in the PRC for the repurchase of such H Shares being granted, the Board be hereby authorised to:

(i)

cancel the H Shares so repurchased upon the repurchase of H Shares as contemplated in paragraph (a) above, and to take such action and execute such documents as the Board deems desirable or necessary in relation to the repurchase of H Shares in accordance with the applicable laws, rules and regulations;

(ii)

make such amendments to the Articles of Association of the Company as it thinks fit so as to reduce the registered capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares as contemplated in paragraph (a) above;

(iii)	file the amended Articles of Association of the Company with the relevant governmental authorities of the PRC; and

(iv)

file a report with the China Securities Regulatory Commission after the Company has repurchased its H Shares as contemplated in paragraph (a) above in accordance with the applicable laws, rules and regulations."

By order of the Board of Directors of
Aluminum Corporation of China Limited*
Xiao Yaqing
Chairman

10 November 2008
Beijing, the PRC

- 17 -

NOTICE OF 2008 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

Notes:

(a)	Holders of A Shares whose names appear on the A Share register of members of the Company on Friday, 28 November 2008 at 4:30 p.m. are entitled to attend this meeting.

(b)

Holders of A Shares, who intend to attend the class meeting of the holders of A Shares of the Company (the "A Shareholders Class Meeting"), must complete the reply slips for attending the A Shareholders Class Meeting and return them to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the A Shareholders Class Meeting, i.e., no later than Tuesday, 9 December 2008.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street,
Haidian District, Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8103
Fax: (8610) 8229 8158

(c)

Each holder of A Shares who has the right to attend and vote at the A Shareholders Class Meeting is entitled to appoint, in writing ,one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the A Shareholders Class Meeting. A proxy of a holder of A Shares who has appointed more than one proxy may only vote on a poll.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to Office of the Secretary to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the A Shareholders Class Meeting or any adjournment, thereof in order for such documents to be valid.

(f)

If a proxy attends the A Shareholders Class Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the A Shareholders Class Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(g)	Shareholders attending the A Shareholders Class Meeting are responsible for their own transportation and accommodation expenses.

- 18 -

NOTICE OF 2008 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

Aluminum Corporation of China Limited* (A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

NOTICE OF 2008 FIRST CLASS MEETING OF
THE HOLDERS OF H SHARES

NOTICE IS HEREBY GIVEN that a class meeting of the holder of H shares of the Company (the "H Shareholders' Class Meeting") will be held at the Company's conference room, 29th Floor, at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China (the "PRC") on Monday, 29 December 2008 at 9:45 a.m. (or immediately after the conclusion or adjournment of the extraordinary general meeting of the holders of A shares of the Company and holders of H Shares of the Company and the class meeting of the holders of A Shares of the Company, both of which will be held at the same place and date) for the purpose of considering and, if thought fit, passing the following resolution:

SPECIAL RESOLUTION

"To consider and approve the "Resolution to grant the board of directors of the Company a general mandate to repurchase H shares of the Company". For details, please refer to the special resolution of the 2008 Third Extraordinary General Meeting. The special resolution is as follows:

To authorize the board of directors of the Company (the "Board")to repurchase H Shares of the Company (the "H Shares") subject to the following conditions:

(a)

subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (d) below) during which the Board may exercise all the powers of the Company to repurchase H Shares in issue of the Company on the Stock Exchange of Hong Kong Limited (the "Stock Exchange"), subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the People's Republic of China, the Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)

the aggregate nominal value of H Shares authorized to be repurchased pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 percent of the aggregate nominal value of H Shares in issue of the Company as at the date of the passing of this resolution;

* For identification purpose only.

- 19 -

NOTICE OF 2008 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

(c)	the approval in paragraph (a) above shall be conditional upon:

(i)

the passing of a special resolution in the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at the extraordinary general meeting for holders of Shares of the Company to be held on 29 December 2008 (or on such adjourned date as may be applicable); and the class meeting for holders of A shares of the Company to be held on 29 December 2008 (or on such adjourned date as may be applicable);

(ii)

the approval of the State Administration of Foreign Exchange of the PRC and/or any other regulatory authorities as may be required by the laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)

the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in Article 28 of the Articles of Association of the Company;

(d)	for the purpose of this special resolution, "Relevant Period" means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a period of twelve months following the passing of this special resolution; or

(iii)

the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the members of the Company in any general meeting or by a special resolution of holders of H Shares or holders of A Shares of the Company at their respective class meetings; and

- 20 -

NOTICE OF 2008 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

(e)	subject to approval of all relevant governmental authorities in the PRC for the repurchase of such H Shares being granted, the Board be hereby authorised to:

(i)

cancel the H Shares so repurchased upon the repurchase of H Shares as contemplated in paragraph (a) above, and to take such action and execute such documents as the Board deems desirable or necessary in relation to the repurchase of H Shares in accordance with the applicable laws, rules and regulations;

(ii)

make such amendments to the Articles of Association of the Company as it thinks fit so as to reduce the registered capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares as contemplated in paragraph (a) above;

(iii)	file the amended Articles of Association of the Company with the relevant governmental authorities of the PRC; and

(iv)

file a report with the China Securities Regulatory Commission after the Company has repurchased its H Shares as contemplated in paragraph (a) above in accordance with the applicable laws, rules and regulations."

By order of the Board of Directors of
Aluminum Corporation of China Limited*
Xiao Yaqing
Chairman

10 November 2008
Beijing, the PRC

- 21 -

NOTICE OF 2008 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

Notes:

(a)

The H Share register of members of the Company will be closed from Saturday, 29 November 2008 to Monday, 29 December 2008, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company on Friday, 28 November 2008 at 4:30 p.m. are entitled to attend this meeting. In order for holders of H Shares to be qualified for attendance at the class meeting of the holder of H shares of the Company (the "H Shareholders' Class Meeting"), all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 28 November 2008 for registration.

(b)

Holders of H Shares, who intend to attend the H Shareholders' Class Meeting, must complete the reply slips for attending the H Shareholders' Class Meeting and return them to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the H Shareholders' Class Meeting, i.e., no later than Tuesday, 9 December 2008.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street,
Haidian District, Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8103
Fax: (8610) 8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the H Shareholders' Class Meeting is entitled to appoint, in writing, one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the H Shareholders' Class Meeting. A proxy of a holder of H Shares who has appointed more than one proxy may only vote on a poll.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the H Shareholders' Class Meeting or any adjournment thereof in order for such document to be valid.

(f)

If a proxy attends the H Shareholders' Class Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the H Shareholders' Class Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(g)	Shareholders attending the H Shareholders' Class Meeting are responsible for their own transportation and accommodation expenses.

- 22 -

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary